Exhibit 99.1
Explanation of Responses

Reporting Person:	VPC Intermediate Fund II (Cayman), L.P.

Address:	c/o Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606

Issuer and Ticker	Unigene Laboratories, Inc. [UGNE]
Symbol:

Relationship of	Director and Member of 10% Owner Group
Reporting Person to
Issuer:

Date of Event	6/30/11
Requiring Statement:
Explanation of Responses:
Pursuant to that certain Amended and Restated Financing Agreement, dated as of March 16, 2010, by and among the Issuer, the financial institutions party thereto as “Lenders” (including VPC Intermediate Fund II (Cayman), L.P. (“VPC Offshore”), VPC Fund II, L.P. (“VPC Onshore”) and Victory Park Credit Opportunities Master Fund, Ltd. (“Credit Opportunities”)), and Victory Park Management, LLC (an affiliate of each of VPC Onshore, VPC Offshore, Credit Opportunities, Victory Park Capital Advisors, LLC ("Capital Advisors"), Victory Park GP and Jacob Capital), as administrative agent and collateral agent for the Lenders and the Holders (as defined therein), Richard Levy was appointed as a member of the board of directors of the Issuer (the “Board”) effective March 17, 2010, and, subject to certain conditions, the Board is obligated to nominate Mr. Levy for reelection to the Board at each meeting of stockholders of the Issuer at which directors are to be elected. Accordingly, Richard Levy serves on the Board as a representative of each of VPC Onshore, VPC Offshore, Credit Opportunities, Capital Advisors, Victory Park GP and Jacob Capital.
Each of Victory Park GP, Jacob Capital and Richard Levy previously reported his or its interest in the Note in previous filings under Section 16. In the future, Credit Opportunities, Capital Advisors, VPC Onshore, VPC Offshore, Victory Park GP, Jacob Capital and Richard Levy may jointly file Section 16 filings with respect to securities of the Issuer.